SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                       UBS CREDIT & RECOVERY FUND, L.L.C.
                                (Name of Issuer)

                       UBS CREDIT & RECOVERY FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              James J. Dwyer, Esq.
                           UBS Financial Services Inc.
                           1285 Avenue of the Americas
                            New York, New York 10019
                                 (212) 713-2000
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                             Stuart H. Coleman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400

                            CALCULATION OF FILING FEE

 -------------------------------------------------------------------------------
 Transaction Valuation:   $66,000,000(a)  Amount of Filing Fee:  $7,062.00 (b)
 -------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.
(b) Calculated at 0.0107% of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule
    0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $7,062.00
Form or Registration No.:   Schedule TO, Registration No. 005-78415
Filing Party:    UBS Credit & Recovery Fund, L.L.C.
Date Filed:     November 21, 2006


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

     This First Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on November 21, 2006 by UBS Credit & Recovery Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $66,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

     The Fund recently filed a registration statement under the Securities Act of 1933, as amended (the "1933 Act"), seeking to register the offering of additional Interests. This Amendment is being filed to correct the disclosure on
p. 5 of the Offer to Purchase to reflect that the Issuer no longer presently intends to offer Interests pursuant to Regulation D.

     This information is furnished pursuant to Rule 13e-4 (c)(3).


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       UBS CREDIT & RECOVERY FUND, L.L.C.

                                       By:  UBS Fund Advisor, L.L.C.
                                            Authorized Signatory

                                       By:  /s/ James J. Dwyer
                                            ---------------------------
                                       Name:   James J. Dwyer
                                       Title:  Authorized Signatory
December 11, 2006